This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580
Date: March 3, 2023

News Release

Ritchie Bros. Mails Letter to Shareholders Regarding IAA Acquisition

Urges All Shareholders to Vote “FOR” All Proposals Listed on the WHITE Proxy Card

VANCOUVER, BC (March 3, 2023) – Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) (“Ritchie Bros.”) today issued the following letter reinforcing the outstanding value creation opportunity presented by the acquisition of IAA, Inc. (NYSE: IAA) (“IAA”) and highlighting support the Company is receiving from many shareholders and independent third-party industry analysts.

The Company’s Special Meeting of Shareholders to vote on proposals necessary to complete the IAA acquisition is scheduled for March 14, 2023.

The letter, which is also being mailed to shareholders, and additional materials related to the Special Meeting can be found at www.RBASpecialMeeting.com.

March 3, 2023

Dear Ritchie Bros. Shareholders,

We are writing to reinforce the outstanding value creation opportunity presented by the acquisition of IAA. Despite this significant upside opportunity, Luxor Capital Group continues to repeat distorting assertions in their attempt to derail the Ritchie Bros. + IAA combination. We note that while Luxor owns shares today, Luxor sold out of all of its Ritchie Bros. shares in the first quarter of 2022i. We do not believe Luxor’s interests are aligned with the interests of Ritchie Bros.’ long-term shareholders.

We have received strong support for the IAA acquisition from many of our shareholders, both privately and publicly – including Independent Franchise Partners, Eagle Asset Management and Vontobel Asset Management, who are among our largest shareholders – as well as from independent third-party industry analysts and other stakeholders. Stakeholders recognize the outstanding strategic and financial benefits and substantial, sustainable shareholder returns the transaction is expected to generate.

The numbers do indeed tell a compelling story, including:

•	$350 million to $900 million total estimated potential EBITDA opportunity comprisingii:
-	$100 million to $120 million in expected cost savings
-	$250 million to $780 million in potential incremental EBITDA growth from revenue opportunities
o	Taken together, this EBITDA opportunity represents up to an additional $76 per shareiii in potential value comprising:
-	Up to $61 per share of potential value from cost savings and incremental revenue opportunities at the pre-transaction blended multiple
-	Up to $15 per share of potential value from multiple expansion to the average IAA -Ritchie Bros. blended multiple since IAA spin
•	$14.3 billion in gross transaction value (GTV)iv, more than doubling Ritchie Bros.’ GTV as of year-end 2022
•	$2.5 billion of estimated cumulative free cash flow from 2023 to 2026[v]

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Ritchie Bros.’ leadership team is proven and has the right experience to successfully execute on this transactionvi.

•	"We’ve got a lot of confidence in Ann. We think based on her success and her strategic initiatives that she put in place already, that she deserves the opportunity to execute on this." – Eric Mintz, managing director of small cap growth and mid cap growth portfolios at Eagle Asset Management, Reuters, January 30, 2023

•	“Both Ritchie CEO Ann Fandozzi and COO Jim Kessler know the automotive business very well, having served at ABRA Auto Body and Glass, as CEO and COO, respectively… IAA gets a top management team with experience in the industry who would be an excellent team to oversee the turnaround and integration of IAA.” – Kenneth Squire, 13D Monitor, January 26, 2023

•	“We believe the merger will lead to significant upside in the share price in the next couple of years.” – Scotiabank, February 9, 2023

•	"We see a path to $100 [share price for RBA] over the next several years if management executes well. We like what RBA brings to IAA… and what IAA brings to RBA." – Northcoast Research, January 27, 2023

Luxor’s flawed and self-serving comments maligning Ritchie Bros.’ management team are unjustified, misplaced and detract from value creation.

The Ritchie Bros. management team, under the oversight of the Ritchie Bros. Board of Directors, has transformed the Company’s business and delivered exceptional, superior returns for shareholders – in particular, a 48% shareholder return, outperforming all relevant indicesvii.

The Board and management team have always prioritized shareholders’ best interests. We view the IAA acquisition as the next logical step in a transformative strategy that has created substantial shareholder value.

Personal attacks on Ritchie Bros.’ proven team who have a record of execution are unwarranted. Luxor’s attempt to derail the Company’s current strategy – which even Luxor concedes is working – is based on flawed analysis and ongoing misleading statements. If the IAA transaction is not approved as Luxor is seeking, we believe there is a significant risk of value destruction, and the Company’s future growth could be compromised.

Detailed information correcting Luxor’s distortions and flawed analysis is available in the Company’s February 22, 2023 presentation, which is available at www.RBASpecialMeeting.com.

Time Is Short. Vote Electronically by Internet or Telephone Prior to March 10, 2023 to Be Sure Your Vote Is Received in Time to Be Counted

Please Vote Now on the WHITE Proxy Card!

As we continue to progress towards completing the transaction with IAA, we want to remind shareholders what’s at stake: a unique opportunity to accelerate our strategy and create a long runway for significant, sustainable value creation. With integration planning well underway, we are ready to hit the ground running upon the transaction’s close to begin realizing the substantial upside potential generated by the Ritchie Bros. + IAA combination.

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We urge you to support your management team and Board as we embark on this important next step by voting “FOR” on the WHITE proxy card for all proposals being considered at the Special Meeting. Any green proxy card should be discarded. If you have voted your shares on the green proxy card, you can simply change your vote by voting on the WHITE proxy card.

Sincerely,

/s/ Ann Fandozzi
Ann Fandozzi
CEO

Any shareholder with questions about the Special Meeting or in need of assistance in voting their shares should contact:

Laurel Hill	MacKenzie Partners, Inc.
North American Toll Free: 1-877-452-7184	North American Toll Free: 1-800-322-2885
Outside North America: 416-304-0211	Email: proxy@mackenziepartners.com
Email: assistance@laurelhill.com

Information about the meeting is also available at www.RBASpecialMeeting.com

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About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is a global asset management and disposition company, offering customers end-to-end solutions for buying and selling used heavy equipment, trucks and other assets. Operating in a number of sectors, including construction, transportation, agriculture, energy, mining, and forestry, the company's selling channels include: Ritchie Bros. Auctioneers, the world's largest industrial auctioneer offering live auction events with online bidding; IronPlanet, an online marketplace with weekly featured auctions and providing the exclusive IronClad Assurance(R) equipment condition certification; Marketplace-E, a controlled marketplace offering multiple price and timing options; Ritchie List, a self-serve listing service for North America; Mascus, a leading European online equipment listing service; Ritchie Bros. Private Treaty, offering privately negotiated sales; and sector-specific solutions GovPlanet, TruckPlanet, and Ritchie Bros. Energy. The company's suite of solutions also includes Ritchie Bros. Asset Solutions and Rouse Services LLC, which together provides a complete end-to-end asset management, data-driven intelligence and performance benchmarking system; SmartEquip, an innovative technology platform that supports customers' management of the equipment lifecycle and integrates parts procurement with both OEMs and dealers; plus equipment financing and leasing through Ritchie Bros. Financial Services. For more information about Ritchie Bros., visit RitchieBros.com.

Photos and video for embedding in media stories are available at rbauction.com/media.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, EBITDA, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging, cash flow generation and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “can,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s management believes the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, EBITDA, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to generate cash flow and/or finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial forecasts and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

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For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

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Non-GAAP Financial Measures

This communication contains certain non-GAAP financial measures, including EBITDA and free cash flow. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in the SEC filings of RBA.

Ritchie Bros. Contacts

Investors

Sameer Rathod Vice President, Investor Relations & Market Intelligence

(510) 381-7584

srathod@ritchiebros.com

Media

Barrett Golden / Lucas Pers / Haley Salas

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

i Source: 13F filings

ii Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Figures are illustrative and un-discounted

iii Potential opportunities and related information included in this communication are for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Value per share upside reflects illustrative EV / NTM EBITDA range of 13 – 16x, based on pre-transaction blend at the low end and illustrative ~3.0x re-rating at the high end, informed by both (i) observed historical average blended multiple since IAA spin and (ii) blend of top decile observed EV / NTM EBITDA multiples for Ritchie Bros. and IAA over last twelve-month period ending November 4, 2022. Figures are illustrative and un-discounted

iv Represents sum of Ritchie Bros. and IAA FY22 annual GTV. GTV represents gross transaction value, which is the total proceeds from all items sold at the company’s auctions and online marketplaces. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in the company’s consolidated financial statements

v Represents estimated cumulative unlevered free cash flow generated from ‘23E –’26E. Unlevered free cash flow defined as adj. EBITDA including net realizable synergies less cash taxes, less capital expenditures and less changes in net working capital inclusive of estimated integration costs

vi Permission to use quotes neither sought nor obtained

vii The period from January 3, 2020, the last trading day prior to Ann Fandozzi’s appointment as CEO, through January 31, 2023

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